UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Artelo Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

04301G 201
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 04301G 201

1.	Names of reporting persons David J. Moss
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole voting power 249,058 shares of Common Stock
	6.	Shared voting power 0
	7.	Sole dispositive power 249,058 shares of Common Stock
	8.	Shared dispositive power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 249,058 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.27% (2)
12.	Type of Reporting Person (See Instructions) IN
_____________
(1)	Consists of 208,192 shares held by David Moss, and warrants to purchase 40,866 shares of common stock that are exercisable within 60 days of December 11, 2019.

(2)	This number represents the percentage obtained by: dividing (a) the total number of shares of the Issuer’s Common Stock being reported in this Statement (249,058) by (b) the number of shares of the Issuer’s Common Stock outstanding on January 14, 2020 (3,427,399), based on information publicly disclosed by the Issuer.

-2-

Item 1.

(a)	Name of Issuer:

Artelo Biosciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

888 Prospect Street, Suite 210
La Jolla, California 92037

Item 2.

(a)	Name of Person Filing:

David J. Moss

(b)	Address of Principal Business Office or, if none, Residence:

David J. Moss c/o Artelo Biosciences, Inc. 888 Prospect Street, Suite 210 La Jolla, California 92037

(c)	Citizenship:

David J. Moss is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

(e)	CUSIP Number:

04301G 201

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

-3-

Item 4. Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Person filing this statement on Schedule 13G is provided as of January 14, 2020.

(a)	Amount Beneficially Owned:

Mr. Moss may be deemed to beneficially own an aggregate of 249,058 shares of the Issuer’s common stock. (1)

(b)	Percent of Class:

7.27% (2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 249,058 shares

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or to direct the disposition of: 249,058 shares

(iv)	Shared power to dispose or to direct the disposition of: None.
_______________
(1)	Consists of 208,192 shares held by David Moss, and warrants to purchase 40,866 shares of common stock that are exercisable within 60 days of December 11, 2019.

(2)	This number represents the percentage obtained by: dividing (a) the total number of shares of the Issuer’s Common Stock being reported in this Statement (249,058) by (b) the number of shares of the Issuer’s Common Stock outstanding on January 14, 2020 (3,427,399), based on information publicly disclosed by the Issuer.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not Applicable.

-4-

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVID J. MOSS

Date: February 14, 2020	By:	/s/ David J. Moss

-5-